Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 19, 2022

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	D-Wave Quantum Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed September 27, 2022

File No. 333-267126

Ladies and Gentlemen:

On behalf of D-Wave Quantum Inc. (the “Company” or “D-Wave Quantum”), we acknowledge receipt of the comment letter, dated October 14, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Amendment No. 1 to the Registration Statement on Form S-1 (as amended, the “Registration Statement”). We hereby submit in electronic form the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, together with exhibits, marked to indicate changes to the Registration Statement as filed with the Commission on September 27, 2022. Amendment No. 2 reflects changes made in response to the Comment Letter, and certain other updates. For ease of reference, we have reproduced the Staff’s comments from the Comment Letter in bold type below, followed by the Company’s responses. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 Filed on September 27, 2022

Lincoln Park Transaction, page 4

1.	Please define the term “Accelerated Purchase Share Amount.”

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 15 and 167 of Amendment No. 2.

Risk Factors

Risks Related to the Offering, page 20

2.

We note your response to prior comment 8. Please advise whether the potential depressive effect on your shares may be increased by the fact that sales to Lincoln Park will occur at prices below the then current trading price of your common stock pursuant to the discounted price formula provided in the Purchase Agreement and revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 22 of Amendment No. 2.

D-Wave Systems Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 104

3.

We note your response to prior comment 10 and revised disclosure on page 107 stating that “As previously disclosed, with respect to certain key metrics, including revenue, we do not anticipate meeting the Transaction Forecasts due to a variety of factors. . .”. Your revisions suggest you are incorporating previously disclosed information by reference, but you are not eligible to do so. Refer to the Staff Statement on Select Issues Pertaining to Special Purpose Acquisition Companies published by the Division of Corporation Finance on March 31, 2021. Please revise to include in your registration statement the information and key metrics described as previously disclosed.

Response: The Company acknowledges the Staff’s comment. The Company confirms that its intention was not to incorporate previously disclosed information by reference and has revised the disclosure accordingly. Please see pages 27 and 106 of Amendment No. 2.

General

4.

We note your response to prior comment 4 and that pursuant to your side letter agreement with the Public Sector Pension Investment Board (“PSP”), PSP will vote its shares in favor of the election of the directors that are nominated by the Company’s board or a duly authorized committee. It appears that by virtue of this agreement your board will effectively control the nomination and voting power for the election of directors. Please provide us your legal analysis as to why you are not a “Controlled Company” pursuant to NYSE listing rules under this arrangement. Specifically, address whether 50% of the voting power for the election of directors is held by a “group.”

Response: The Company acknowledges the Staff’s comment. As described in Amendment No. 2, on September 26, 2022, the Company and PSP entered into an amended and restated letter agreement (the “PSP Agreement”), pursuant to which PSP agreed that for so long as PSP beneficially owns, directly or indirectly, Common Shares and Exchangeable Shares (as defined in Amendment No. 2) representing 50% or more of the rights to vote at a meeting of the stockholders of the Company, whether directly or indirectly, including through any voting trust (i) PSP will not exercise the voting rights attached to any of such shares that would result in PSP voting, whether directly or indirectly, including through any voting trust, more than 49.99% of the voting interests eligible to vote at any meeting of the stockholders of the Company and (ii) PSP will vote such shares in favor of the election of the directors that are nominated by the board of directors of the Company or a duly authorized committee thereof. As a result of the limitations imposed by the PSP Agreement, the Company does not believe it is a “controlled company” within the meaning of the corporate governance standards of the NYSE, which require that more than 50% of the voting power for the election of directors be held by an individual, group or entity. The Company has revised the Registration Statement in response to the Staff’s comment to, among other things, state that the Company does not believe it is a “controlled company,” is not currently availing itself of any “controlled company” exemptions and has no intention to do so should it become a “controlled company” in the future. Please see page 56 of Amendment No. 2. In addition, because the PSP Agreement is solely between PSP and the Company, and not an individual board member or other person, PSP has not formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please do not hesitate to contact the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Jan Woo

Patrick Faller

Securities and Exchange Commission

Alan Baratz

John M. Markovich

D-Wave Quantum Inc.

Kate Furber

Michael Saevitzon

PricewaterhouseCoopers LLP

Ian M. Hazlett

Christian G. Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP